www.linkedin.com/in/
justinarmendariz (LinkedIn)
callyourbff.com (Company)

Top Skills

Contractors

Construction

Construction Management

Certifications

GB-98 Qualifying Party Certificate for
the State of NM

OSHA 30 hr Construction Industry
Training

Justin Armendariz

Founder @ Live BFF | Business Revolution

Las Cruces, New Mexico, United States

Summary

As the founder of Live BFF, I am on a mission to reinvent the home
engineering process and solve the housing crisis, for good. With over
15 years of experience in the construction and maintenance industry,
I have created a manufacturing process that produces the highest
quality minimalistic homes on the market today.

I am also the founder and chief solutions officer of Better Future
Facilities, Inc., a company that accelerates the world's transition
to self-empowerment through high-quality products, installation
methods, and exceptional attention to detail. I have a strong focus on
client sales, strategic planning, and business development, ensuring
that our customers are well educated on various construction
and maintenance options. I am passionate about using common
sense and solid business practices when building any organization,
especially a world-class problem-solving and people-connecting
platform.

Experience

Live BFF
Founder
January 2023 - Present (1 year)

LIVE BFF is reinventing the home engineering process and solving the
housing crisis, for good. With our extensive background in construction,
automation, and engineering, we have created a manufacturing process that
has redefined the home building process. Our process is the most efficient
and produces the highest quality minimalistic homes on the market today. The
archaic process of building homes and been improved significantly, posting
your future home at a market price starting under $100,000. Reserve a Studio,
a Haven today and secure your spot in the future of the housing market.

Better Future Facilities, Inc.
9 years

Founder & Chief Solutions Officer
November 2018 - Present (5 years 2 months)
New Mexico/ San Francisco/ Montreal

"accelerating the world's transition to self empowerment!"

Founder & CEO
January 2015 - Present (9 years)
Las Cruces, New Mexico

I have joined Better Future Facilities, Inc. as the Strategic Planning & Business Development Partner and will represent the company on many fronts. I will have a strong focus on client sales ensuring that the clients of BFF, Inc. are well educated on various Construction and Maintenance options, and the systems that are available to the New Mexico and West Texas markets. As well as providing the excellent customer service that Better Future Facilities clientele have come to know and expect. I hope to help Better Future Facilities add much needed value to the Construction and Maintenance market through high quality products, installation methods, exceptional attention to detail and sound business practices. I expect steady growth from Better Future Facilities and hope to attract more of the industry's top talent in order to better serve the New Mexico and West Texas markets.

Swinerton Builders
Safety Representative Swinerton Builders at the Chevron MOB Project (contract through January 2016)
August 2015 - February 2016 (7 months)
Midland, Texas

Better Future Facilities, Inc. was proud to provide onsite certified safety representatives for this project who worked in conjunction with the Chevron & Swinerton HES teams.

CD General Contractors, Inc.
General Construction Estimator, Project Manager, Safety Officer
October 2009 - February 2014 (4 years 5 months)
Las Cruces, New Mexico Area

During my four years with C.D. General Contractors, Inc. of Las Cruces, NM I represented the company on many fronts.   I oversaw the Commercial Facility Maintenance Division, estimated general construction and re-roofing projects and acted as project manager for various general construction and public works re-roofing projects. I also developed and implemented a comprehensive safety program for the company's 60 plus employees. The company saw continued growth during the four years that I spent with the NM based construction firm.

Four Leaf Contractors, LLC (Successful Exit)
President
March 2005 - September 2009 (4 years 7 months)
Las Cruces, New Mexico

During the time that I was associated with FLC I ran the day to day operations of the company as well as estimated projects, supervised crews and over saw personnel training. During the time that I spent with FLC and up to the time that it was aquired, FLC saw continued success on several fronts ranging from responsive facilities maintenance to new location build outs.

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Education

BFF Inc school of Real World Experience
Think out of the Box, business revolution · (2015 - 2020)